Exhibit 99.1


Vasogen Inc.

Contact:
Glenn Neumann, Investor Relations
2155 Dunwin Drive
Mississauga, ON, Canada L5L 4M1
tel: (905) 569-9065   fax: (905) 569-9231
www.vasogen.com / investor@vasogen.com

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                 Vasogen Announces New Class of Pharmaceuticals
                         Targeting Chronic Inflammation

        First Preclinical Results Presented at Major Neurology Conference

Mississauga, Ontario (November 10, 2003) -- Vasogen Inc. (TSX:VAS; AMEX:VSV), a leader in the development of immune modulation therapies for the treatment of cardiovascular disease and other inflammatory disorders, today announced that it has identified a new class of pharmaceuticals targeting chronic inflammation. The Company's first drug candidate in this class, VP025, is being developed for the treatment of neuro-inflammatory conditions, with first research findings presented at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans this past weekend. Neuro-inflammatory conditions, including Alzheimer's disease, Parkinson's disease, and ALS (Lou Gehrig's disease), are estimated to affect more than 5 million people in North America, with the total cost of care exceeding $75 billion annually.

"The identification of this new class of pharmaceuticals has given Vasogen a second product platform targeting chronic inflammation, a major underlying medical problem facing our aging society," stated David Elsley, President and CEO of Vasogen. "With Vasogen's immune modulation therapy currently in pivotal phase III trials in two cardiovascular indications, today's announcement highlights another exciting product candidate to support future growth."

Vasogen's new class of pharmaceuticals is based on proprietary synthetic lipid technology, which comprises phospholipid microparticles with specific surface molecular groupings. VP025, a unique pharmaceutical formulation in this class, was identified as part of Vasogen's basic research program investigating immune responses associated with cell clearance pathways. While the Company's immune modulation therapy is designed to exploit the anti-inflammatory immune response resulting from the clearance of apoptotic cells, VP025 is being developed to exert its anti-inflammatory effects using an alternate cell clearance mechanism. VP025, which is administered intramuscularly, initiates an anti-inflammatory immune response as specific molecules on its surface interact with macrophages and other immune system cells. This interaction leads to the physiological modulation of a number of pro- and anti-inflammatory cytokines.

Preclinical findings demonstrating the ability of VP025 to significantly reduce key measures of inflammation and cell death in the brain and to improve physiological measurements that correlate with memory and learning activity were presented this past weekend at the 33rd Annual Meeting of the Society for Neuroscience in New Orleans, by Professor Marina Lynch, PhD, and her team from the Department of Physiology, Trinity College, Dublin, Ireland. The inflammation-induced loss of memory function, measured by the ability to sustain long-term potentiation, was significantly (p<0.001) reduced by VP025. This improvement was associated with significant (p<0.05) reductions in inflammatory markers in the hippocampus, the site of memory and learning in the brain, including the stress activated kinase c-Jun N-terminal kinase (JNK) and the pro-inflammatory cytokine interleukin 1-(beta) (IL-1(beta)). Furthermore, VP025 administration resulted in an increase in the hippocampal levels of the anti-inflammatory cytokine interleukin-4 (IL-4) (p<0.05) in this model.

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                                                    ...page 2, November 10, 2003

"This research has shown that the effects of VP025 cross the blood-brain barrier, demonstrating potent anti-inflammatory activity and preserving the function of neural pathways necessary for memory and learning," stated Dr. Anthony Bolton, Vasogen's Chief Scientist. "We are very excited with the results to date, and are currently advancing research to support the selection of initial clinical targets. The beneficial effects of VP025 have already been demonstrated across a number of models of neuro-inflammatory disease, and we expect additional findings from these programs to be presented and published over the coming months."

The Company is currently advancing an extensive preclinical research program at leading academic centers to further investigate the impact of VP025 on several models of neuro-inflammatory disease. This work is anticipated to form the basis of a regulatory submission to initiate clinical development of VP025 by the end of 2004. Vasogen has completed its design optimization program for VP025 and has entered the pilot manufacturing phase. The phospolipid chemical structure of VP025 is expected to allow for efficient large-scale production using established manufacturing technology.

Neurological conditions that are associated with an inflammatory response in the brain and peripheral nervous system include such devastating conditions as Alzheimer's disease, Parkinson's disease, and ALS. In each of these diseases there is evidence of increases in inflammatory mediators, including cytokines, leading to the death of nerve cells and the eventual loss of functional activity. Due to the prevalence, morbidity, and mortality associated with neuro-inflammatory diseases, they represent a significant medical, social and financial burden.

Vasogen is focused on the research, development, and commercialization of immune modulation therapies and pharmaceuticals for the treatment of cardiovascular, neurological, and other inflammatory diseases. Vasogen's lead clinical indications in chronic heart failure and peripheral arterial disease are currently in pivotal phase III development.

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "will," "should," "expects," "projects," and similar expressions are intended to identify forward-looking statements. You are cautioned that such statements are subject to a multitude of risks and uncertainties that could cause actual results, future circumstances, or events to differ materially from those projected in the forward-looking statements. These risks include, but are not limited to, those associated with the success of research and development programs, the regulatory approval process, competition, securing and maintaining corporate alliances, market acceptance of the Company's products, the availability of government and insurance reimbursements for the Company's products, the strength of intellectual property, financing capability, the potential dilutive effects of any financing, reliance on subcontractors and key personnel and other risks detailed from time-to-time in the Company's public disclosure documents or other filings with the Canadian and U.S. securities commissions or other securities regulatory bodies. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility, except as required by law, to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.